EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors DaVita Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.
Our report on the consolidated financial statements refers to a change in the method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842 - Leases and a change in the method of accounting for revenue as of January 1, 2018 due to the adoption of Accounting Standards Codification Topic 606 - Revenue from Contracts with Customers.
/s/ KPMG LLP
Seattle, Washington
July 22, 2020